ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

July 10, 2024	Nathan McGuire T +1 617 854 2070 nathan.mcguire@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Manion and Seamus O’Brien

Re:	Registration Statement of TCW ETF Trust on Form N-14 (File No. 333-280156)

Dear Messrs. Manion and O’Brien:

We are writing to respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided telephonically on June 20 and July 1 and 3, 2024 relating to the registration statement of the Trust on Form N-14 (the “Registration Statement”), filed with the Commission on June 12, 2024 pursuant to the Securities Act of 1933, as amended, in connection with the proposed reorganizations of Metropolitan West Floating Rate Income Fund, Metropolitan West Investment Grade Credit Fund, and TCW High Yield Bond Fund (each, a “Target Fund”), with an into TCW Senior Loan ETF, TCW Investment Grade Credit ETF, and TCW High Yield Bond ETF (each, an “Acquiring Fund”), respectively, each a series of the Trust, as described in the Registration Statement (each a “Reorganization,” and together, the “Reorganizations”). The Staff’s comments are summarized below and each is followed by the Trust’s response. Capitalized terms not otherwise defined herein have the meanings set forth in the Registration Statement.

Comments from SEC Legal Staff

1.	Comment: Where a comment is made with respect to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response: The Trust acknowledges the Staff’s comment.

2.	Comment: We note that portions of the Registration Statement are incomplete. Please confirm that all bracketed language and any placeholders will be filled in prior to effectiveness.

Response: The Trust so confirms.

3.	Comment: Please confirm that the ticker symbol and series and class information for the Acquiring Funds are tagged in the EDGAR file.

Response: The Trust confirms that the series and class information for each Acquiring Fund is tagged in the EDGAR file. The Trust notes that it does not yet have ticker symbols for the Acquiring Funds, but will include the ticker symbol in future N-1A filings following the completion of the listing process with the NYSE.

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4.	Comment: With respect to the Senior Loan Reorganization, please explain supplementally why the Target Fund’s investment management agreement with a conventional management fee is not materially different from the Acquiring Fund’s investment management agreement with a unitary fee such that shareholder approval would be required under Rule 17a-8.

Response: The Trust believes that the difference between the investment management agreements of the Target Fund and the Acquiring Fund is not material, such that shareholder approval would be required under Rule 17a-8(a)(3) because (i) the nature and level of services provided to the Acquiring Fund under its management agreement will be equal to or greater than the nature and level of services provided to the Target Fund under its management agreement, and (ii) the fee rate paid for the advisory and administrative services to be provided to the Acquiring Fund under its management agreement will not exceed the fee rate paid by the Target Fund for the same services. The Staff has permitted a mutual fund to combine or unbundle advisory and administration agreements without obtaining shareholder approval provided that the proposed change would not reduce the nature or level of the advisory or administration services provided to the fund, and the aggregate advisory and administration fee rate payable by the fund would not exceed the aggregate fee rate payable by the fund under its existing agreements.1 In these situations, the Staff has recognized that the contractual change described should not require shareholder approval as shareholders would not be disadvantaged by the change and obtaining shareholder approval would not serve a useful purpose and would involve unnecessary costs.

Other than the fee structure/scope of services and the identity of the parties, there are no material differences between the investment management agreements (“IMAs”) of the Acquiring Fund and the Target Fund. The Acquiring Fund’s IMA employs a unitary fee structure pursuant to which TCW Investment Management Company LLC (the “Acquiring Fund Adviser”) will charge the Acquiring Fund a management fee for investment advisory services based on a percentage of the Acquiring Fund’s average daily net assets and also bears substantially all operating expenses of the Acquiring Fund, subject to certain stated exceptions. Under the terms of the Target Fund’s IMA, Metropolitan West Asset Management, LLC (the “Target Fund Adviser”) charges the Target Fund a management fee for investment advisory services based on a percentage of the Target Fund’s average daily net assets but is not obligated to pay the operating expenses of the Target Fund. Following the Reorganization, the total annual fund operating expenses of the Acquiring Fund are expected to be lower than those of each share class of the Target Fund because the fee rate paid by the Acquiring Fund under its IMA will be less than the fee rate paid by the Target Fund for the same services. The Acquiring Fund Adviser and the Target Fund Adviser are under the common control of The TCW Group, Inc., and the Acquiring Fund Adviser will provide to the Acquiring Fund the same nature and level of services provided to the Target Fund.

The purpose of the Rule 17a-8 shareholder approval requirement is to prevent a fund from effecting through a reorganization without shareholder approval changes that it could not otherwise have effected without shareholder approval. Consistent with the Staff’s guidance, the Registrant notes that the Target Fund and the Target Fund Adviser could, without shareholder approval, combine the Target Fund’s advisory agreement with an administrative services agreement under which the Target Fund Adviser would pay the operating expenses of the Target Fund subject to certain specified exceptions for a combined fee rate that did not exceed the rate previously paid by the Target Fund for such services and then proceed with the Reorganization without shareholder approval. The Trust believes that accomplishing this change through the Reorganization is more efficient and does not believe that combining two steps, neither of which would individually require shareholder approval, should give rise to a shareholder approval requirement.

[1]	See, e.g., Investment Management Staff Issues of Interest, “Advisory Contracts—Combined Investment Advisory and Service Fees” (October 5, 2012), available at https://www.sec.gov/investment/divisionsinvestmentissues-interestshtml#advisorycontracts-ica and Franklin Templeton Group of Funds, Staff No-Action Letter (July 23, 1997).

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5.	Comment: With respect to the MetWest Floating Rate Income Fund, please confirm that the Adviser’s right of recoupment will not survive the Reorganization.

Response: The Trust confirms that the Adviser’s right of recoupment will not survive the Reorganization.

6.	Comment: With respect to the Investment Grade Credit Reorganization, please explain supplementally why the Target Fund’s investment management agreement with a conventional management fee is not materially different from the Acquiring Fund’s investment management agreement with a unitary fee such that shareholder approval would be required under Rule 17a-8.

Response: Please see the Trust’s response above to Comment 4. The Trust notes that the same response applies with respect to the High Yield Bond Reorganization.

7.	Comment: Please confirm when the opinion of counsel as to tax matters that is required by Item 16(12) will be filed by amendment.

Response: Consistent with the undertaking reflected in Item 17(3) of the Part C, opinion of counsel as to tax matters will be filed in a post-effective amendment to the Registration Statement following the closing of the Reorganizations.

Comments from SEC Accounting Staff

1.	Comment: For the High Yield Bond Reorganization, please incorporate by reference the High Yield Bond Fund’s semi-annual report to shareholders for the fiscal period ended April 30, 2024.

Response: The Trust confirms that the requested change has been made.

2.	Comment: In the fee and expense table for the MetWest Investment Grade Credit Fund, please confirm the management fee for Class M shares. According to the fund’s prospectus, the fee should be 0.35%. Please revise the fee and expense table and expense example for Class M shares, as necessary.

Response: The Trust confirms that the management fee for Class M shares of the MetWest Investment Grade Credit Fund has been updated to 0.35% and that no further revisions to the fee and expense table or expense example are required.

3.	Comment: In the capitalization table for the Senior Loan Reorganization, please review and update the net assets and total shares outstanding figures for the Acquiring Fund (pro forma). Please also update the net asset value per share figure for the Acquiring Fund (pro forma), if necessary.

Response: The Trust confirms that the net assets and total shares outstanding figures for the Acquiring Fund (pro forma) have been updated and that no changes to the net asset value per share figures for the Acquiring Fund (pro forma) are required.

4.	Comment: In the capitalization tables for the Investment Grade Credit Reorganization and the High Yield Bond Reorganization, please review and update the total shares outstanding figures for each Acquiring Fund (pro forma). Please also update the net asset value per share figure for each Acquiring Fund (pro forma), if necessary.

Response: The Trust confirms that the total shares outstanding figures for each Acquiring Fund (pro forma) have been updated and that no changes to the net asset value per share figures for each Acquiring Fund (pro forma) are required.

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5.	Comment: In the “Supplemental Financial Information” section in Part B of the Registration Statement, please include a statement that the accounting, tax, and valuation policies of the Target Funds and the Acquiring Funds are the same or substantially the same.

Response: The Trust confirms that the requested change has been made.

6.	Comment: For all Funds, please confirm in correspondence that there will be no forced sales of portfolio holdings due to differences in investment restrictions between the Target Fund and the Acquiring Fund.

Response: The Trust notes that the fundamental investment policies of each Target Fund and the corresponding Acquiring Fund are identical and the non-fundamental investment policies of each Target Fund and the corresponding Acquiring Fund are substantially similar. As a result, the Trust confirms that no portfolio realignment is expected due to differences in the Funds’ investment restrictions.

7.	Comment: In the “Pro Forma Financial Information—High Yield Bond ETF” section in Part B of the Registration Statement, please confirm that the net assets figure in Table 3 for the Target Fund match the net assets figure in the capitalization table for the Target Fund.

Response: The Trust so confirms.

8.	Comment: In the “Pro Forma Financial Information—High Yield Bond ETF” section in Part B of the Registration Statement, please include a statement that the accounting, tax, and valuation policies of the Target Fund and the Acquiring Fund are the same or substantially the same.

Response: The Trust confirms that the requested change has been made.

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We hope the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at (617) 854-2070 or nathan.mcguire@ropesgray.com. Thank you for your attention to this matter.

Sincerely,

/s/ Nathan McGuire

Nathan McGuire

cc:	Brian McCabe Yana Guss